Exhibit 99.1

i-80 Gold Announces High-Grade Results from Underground Drilling at Cove

Initial Results from the Helen Zone Include 25.4 g/t Au over 20.1 m, 28.0 g/t Au over 10.4 m and 21.0 g/t Au over 10.8 m

RENO, Nev., Nov. 20, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce positive results from ongoing underground drilling at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada. The new results are from definition drilling in the CSD/Gap Zone and initial drilling in the Helen Zone that continue to confirm continuity of high-grade mineralization in both horizons.

Drilling is now underway to define the Helen Zone, confirming high-grade mineralization over appreciable widths with intercepts up to 25.4 g/t Au over 20.1 metres. The initial holes are designed to define the western-most extremity of the deposit prior to proceeding east into the heart of the deposit (see Figures 2 & 3). Initial results have been extremely positive, similar to what was encountered in the initial drilling of the Gap Zone, where previously released results include intercepts of up to 7.0 g/t Au over 119.6 m in hole iRH23-14 that included four higher-grade zones of gold mineralization of up to 10.6 g/t Au over 38.3 m. This release also includes results from drilling in the northwest extremity of the CSD/Gap Zone. A complete summary of new results is provided in Table 1.

Highlight new results from 2023 drilling program at Cove include:

CSD/Gap Zone

  iCHU23-19: 15.7 g/t Au & 16.8 g/t Ag over 4.5 m
  iCHU23-20: 7.6 g/t Au & 2.0 g/t Ag over 12.2 m
  iCHU23-22: 21.8 g/t Au & 4.8 g/t Ag over 10.3 m

Helen Zone

  iCHU23-23: 28.0 g/t Au & 5.1 g/t Ag over 10.4 m

                    And 21.0 g/t Au & 7.4 g/t Ag over 10.8 m

  iCHU23-24: 18.0 g/t Au & 9.4 g/t Ag over 4.6 m
  iCHU23-25: 11.1 g/t Au & 14.4 g/t Ag over 3.7 m

                    And 7.8 g/t Au & 3.7 g/t Ag over 6.7 m

                    And 15.4 g/t Au & 3.3 g/t Ag over 1.6 m

  iCHU23-26: 8.4 g/t Au & 2.7 g/t Ag over 9.1 m
  iCHU23-28: 25.4 g/t Au & 5.1 g/t Ag over 20.1 m

                    And 8.8 g/t Au & 2.4 g/t Ag over 8.5 m

"Results continue to confirm that the Cove deposit is one of North America's highest-grade gold deposits.", stated Ewan Downie, CEO of i-80 Gold. "These results, when combined with previously released results, highlight Cove as a Tier 1 Nevada deposit. Mineralization remains open for expansion and significant exploration targets exist on the large land package."

To date, 40 holes have been completed (28 with results released) out of approximately 120 holes planned that will comprise more than 40,000 metres on approximate 30 metre centers in advance of an updated resource estimate and economic study. This program is focused on the CSD Gap and Helen Zone portions of the deposit while mineralization below the pit in the Cove South Deep and 2201 deposits is not being drilled as part of this program (Figures 2 & 3).

Figure 1 – Portal and Decline at Cove (CNW Group/i-80 Gold Corp)

Table 1 – Highlight New Assay Results from Cove Underground Drilling

New 2023 results from McCoy-Cove, estimated true thickness 80-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
iCHU23-19	CSD Gap	Core	255.5	260.0	4.5	15.7	16.8
iCHU23-20	CSD Gap	Core	262.7	274.9	12.2	7.6	2.0
iCHU23-21	CSD Gap	Core	342.0	350.4	8.4	5.7	3.7
and	CSD Gap	Core	354.5	357.5	3.0	10.8	62.9
iCHU23-22	CSD Gap	Core	257.2	260.0	2.8	10.4	6.4
and	CSD Gap	Core	269.0	271.1	2.1	13.5	3.2
and	CSD Gap	Core	316.2	326.4	10.3	21.8	4.8
iCHU23-23	Helen	Core	256.6	267.0	10.4	28.0	5.1
and	Helen	Core	291.7	302.5	10.8	21.0	7.4
iCHU23-24	Helen	Core	247.9	249.4	1.5	19.0	5.7
and	Helen	Core	278.7	283.3	4.6	18.0	9.4
iCHU23-25	Helen	Core	133.1	136.8	3.7	11.1	14.4
and	Helen	Core	218.2	224.9	6.7	7.8	3.7
and	Helen	Core	252.1	253.7	1.6	15.4	3.3
iCHU23-26	Helen	Core	257.0	266.2	9.1	8.4	2.7
iCHU23-27	Helen	Core	117.4	120.7	3.3	7.5	2.9
and	Helen	Core	136.9	144.4	7.5	5.9	4.8
and	Helen	Core	264.0	270.1	6.1	6.7	1.6
iCHU23-28	Helen	Core	247.9	254.1	9.9	6.2	1.9
and	Helen	Core	266.0	274.5	8.5	8.8	2.4
and	Helen	Core	306.5	326.7	20.1	25.4	5.1

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-19	482177	4465776	1417	001	-86
	iCHU23-20	482127	4465702	1414	103	-81
	iCHU23-21	482127	4465703	1414	083	-87
	iCHU23-22	482127	4465704	1414	048	-83
	iCHU23-23	481770	4466009	1428	258	-82
	iCHU23-24	481770	4466010	1428	261	-72
	iCHU23-25	481770	4466010	1428	278	-72
	iCHU23-26	481770	4466011	1428	288	-73
	iCHU23-27	481771	4466011	1428	302	-79
	iCHU23-28	481771	4466011	1428	306	-86

Figure 2 – 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Figure 3 – Surface Plan View of the Cove-Helen Deposit (CNW Group/i-80 Gold Corp)

Cove is one of three projects currently being advanced to realize the Company's goal of becoming one of the largest producers in Nevada. In addition to the underground drill program at Cove, the Company is completing a 40-day pump test for the completion of a final hydrological model for the Property and final mine permitting.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-MS61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 20-NOV-23